Exhibit 99.1

Valens Semiconductor Collaborates with Sony Semiconductor Solutions to Complete EMC Testing of an Interoperable A-PHY Chip System, Progressing Toward Maturity of Automotive’s First Ever Long Reach Connectivity-Integrated Sensor

HOD HASHARON, Israel. April 10, 2024 – Today, Valens Semiconductor (NYSE:VLN) announced that it has collaborated with Sony Semiconductor Solutions Corporation (Sony) to complete Electromagnetic Compatibility (EMC) testing of a multi-vendor A-PHY link, progressing towards a mature Sony’s A-PHY-integrated image sensor that is compatible with Valens’ VA7000 deserializer chip. The landmark Sony solution will be the first in the automotive industry to include an integrated high-speed connectivity solution, leading to a significantly less expensive, smaller form factor, lower power consumption camera for enhanced advanced driver-assistance systems (ADAS) applications.

MIPI A-PHY is the first standard in the automotive industry for in-vehicle high-speed connectivity, and the only technology that is optimized to support sensor integration. Since its release in 2020, it has attracted a growing ecosystem of companies designing products based on the technology. Today, several automotive OEMs and Tier 1s are evaluating VA7000 MIPI A-PHY-compliant chipsets for integration into their next-generation systems.

The two companies successfully completed Interoperability Testing (IOT) and Electromagnetic Compatibility (EMC) testing, passing Bulk Current Injection (BCI), RF Ingress and Transients On Line (ToL) testing, including on a 15m/40ft cable that had been aged to simulate the entire lifecycle of the vehicle. This validates the ability of the devices to operate without interference in a real-world automotive environment, essential for ensuring the safety and reliability of electronic systems in vehicles for advanced driver-assistance systems (ADAS) and autonomous driving applications.

Deepening the collaboration, Valens and Sony are developing an 8 Megapixel A-PHY camera module for ADAS systems that will be prepared in the coming months.

“We are rapidly moving towards bringing to market the first-ever sensor with integrated high-speed connectivity, and these IOT and EMC tests are testament to the maturity of the A-PHY standard and our camera solution,” said Kenji Onishi, Deputy Senior General Manager of the Automotive business Division in Sony Semiconductor Solutions. “We believe that A-PHY is uniquely positioned to meet automotive OEM requirements for enhanced ADAS systems. The standard offers a unique combination of unprecedented performance alongside sensor integration, which enables us to lead the market with a cutting-edge camera with a simplified design.”

“One of the key benefits of MIPI A-PHY technology is its optimization of the transmitter, which is small, inexpensive, and simple. This allows for direct integration of the connectivity inside the sensor – a benefit that no competing solution can provide,” said Eyran Lida, Chief Technology Officer at Valens Semiconductor. “The EMC testing proves, once again, the superior performance of A-PHY technology and the ability to build a truly interoperable ecosystem.”

“From the beginning, MIPI A-PHY was designed to reduce complexity on the sensor side while delivering exceptional EMC performance throughout the lifecycle of the vehicle,” said Sanjiv Desai, MIPI Alliance chair. “This collaboration demonstrates both these goals, and we commend Valens and Sony for achieving this milestone. We’re pleased to see the continued growth and development of the A-PHY ecosystem.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts
Yoni Dayan,
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Pat Burek
Senior Vice President
Financial Profiles, Inc.
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Investor Contacts

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.
lfortuna@finprofiles.com